[redacted]

15026738

AB 4/28

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51337

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KR SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 PRETTY BROOK ROAD
(No. and Street)

PRINCETON, NEW JERSEY 08540
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WALTER ALAN GILMORE 609-924-2400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGUIGAN TOMBS & COMPANY PC CERTIFIED PUBLIC ACCOUNTANTS
(Name – *if individual, state last, first, middle name*)

2399 HIGHWAY 34 BUILDING D MANASQUAN, NJ 08736
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION RECEIVED MAR 02 2015 WASH. D.C. 194

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 4/28

OATH OR AFFIRMATION

I, WALTER ALAN GILMORE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RR SECURITIES LLC, as of DECEMBER 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of New Jersey
Nyda M Bannerman
Notary Public 2216156
Commission Expires 11-12-18

Notary Public

Signature

FWO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

KR SECURITIES, LLC

Financial Statements
and Supplementary Information

For the Year Ended
December 31, 2014

KR SECURITIES, LLC

Financial Statements and
Supplementary Information

For the Year Ended December 31, 2014

(With Independent Auditors' Report Thereon)

[redacted]

mcguigan tombs & company PC
certified public accountants

2399 Highway 34 • Bldg D
Manasquan, New Jersey 08736
732-292-1800 • Fax 732-292-9336
www.mcguiganco.com

INDEPENDENT AUDITORS' REPORT

To the Member of
KR Securities, LLC

We have audited the accompanying financial statements of KR Securities, LLC (a New Jersey limited liability company), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in member's equity, and cash for the year then ended that re filed pursuant to Rule, 17a-5 under the Securities and Exchange act of 1934, and the related notes to the financial statements and supplemental information. KR Securities, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of KR Securities, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of KR Securities, LLC's financial statements. The supplemental information is the responsibility of KR Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

McGuigan Tombs & Co., PC

McGuigan Tombs & Company, P.C.
Certified Public Accountants

February 23, 2015
Manasquan, New Jersey

ASSETS

Cash and cash equivalents	$ 11,918
Receivable from brokers and dealers	65,637
Total assets	$ 77,555

MEMBER'S EQUITY

Member's equity	$ 77,555
Total member's equity	$ 77,555

See accompanying notes to financial statements

KR Securities, LLC
Statement of Operations
For the Year Ended December 31, 2014

Revenues		
Principal transactions	$	57,934
Commissions		24,548
Distribution service fee		17
Total revenues		82,499
Expenses		
Administrative services		55,000
Clearance and commission fees		33,019
Dues and subscriptions		5,952
Insurance expense		1,622
Other operating expense		464
Total expenses		96,057
Net loss	$	(13,558)

See accompanying notes to financial statements

KR Securities, LLC

Statement of Changes in Member's Equity
For the Year Ended December 31, 2014

	Total
Member's equity, beginning of year	$ 91,113
Net loss	(13,558)
Member's equity, end of year	$ 77,555

See accompanying notes to financial statements

Statement of Cash Flows
For the Year Ended December 31, 2014

Cash flows used by operating activities	
Net loss	$ (13,558)
Adjustments to reconcile net income to net cash used by operating activities	
Receivable from brokers and dealers	(19,897)
Net cash used by operating activities	(33,455)
Net decrease in cash and cash equivalents	(33,455)
Cash and cash equivalents as of beginning of year	45,373
Cash and cash equivalents as of end of year	$ 11,918

See accompanying notes to financial statements

Note 1 - Summary of significant accounting policies

Organization

KR Securities, LLC (the "Company") is a single-member Delaware limited liability company. The Company is a wholly-owned subsidiary of Krieger, Ruderman & Co., LLC (the "Parent" or "Member").

The Company is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the Financial Industry Regulatory Authority.

The Company does not carry customers' accounts and does not receive, deliver or hold cash or securities in connection with such transactions. The Company has a clearing agreement with JP Morgan Clearing Corp ("JP Morgan") whereby JP Morgan clears transactions for the Company's customers and carries the accounts of such customers on a fully disclosed basis as customers of JP Morgan. Accordingly, customer open transactions are not reflected on the accompanying statement of financial condition. The Company is exposed to credit losses on these open transactions in the event of nonperformance by its customers. This exposure is reduced by the Company's policy of obtaining and maintaining adequate collateral until open transactions are completed.

Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions

Transactions in securities are recorded on the trade date. Securities owned and securities sold, but not yet purchased are recorded at market value on a trade-date basis. Securities sold, but not yet purchased are subject to market fluctuations which may require purchasing the securities at prices which may differ from the market value reflected on the statement of financial condition.

Commissions

Commission revenues and related expenses from customer transactions are recorded on the trade date. When acting as broker or dealer, the Company will be entitled to receive brokerage commissions, mark-ups or mark-downs.

Note 1 - Summary of significant accounting policies (cont'd)

Cash and cash equivalents

Cash and cash equivalents include cash and short-term money market instruments with original maturity dates of three months or less.

Concentration of credit risk

The Company maintains its cash balances with quality financial institutions. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per financial institution.

Income taxes

The Company is a single-member limited liability company. The taxable income or loss of the Company is allocated to and included in the tax returns of the individual members of the Parent. The Company may be subject to state and local taxes in certain jurisdictions in which they operate.

Subsequent events

FASB ASC 855 requires interim and annual disclosure of the date through which subsequent events have been evaluated, as well as whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. The Company evaluated subsequent events through the report date on February 23, 2015, no disclosure is necessary.

Note 2 - Related party transaction

The expenses associated with management of the Company and certain other administrative expenses are allocated by the Parent to the Company pursuant to an expense allocation agreement. Accordingly, the results of operations are not necessarily indicative of those results had the Company been a stand-alone entity. For the year ended December 31, 2014, the Company was allocated administrative expenses of $55,000 from the Parent.

Note 3 - Net capital requirements

At December 31, 2014, the Company had net capital of $72,526, which was $67,526 in excess of its required net capital of $5,000.

Note 3 - Net capital requirements (cont'd)

Proprietary accounts held at the clearing broker ("PAIB Assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker, which requires, among other things, for the clearing broker to perform a computation of PAIB Assets similar to the customer reserve computation set forth in SEC rule 15c3-3.

Note 4 - Profit sharing plan

The Company has a nonqualified employee profit sharing plan, which provides for contributions at the discretion of management. Employees become vested over a six-year period. The Company did not make any contributions for the year ended December 31, 2014.

Supplementary Information

KR SECURITIES, LLC

Computation of Net Capital Pursuant to
Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2014

Net capital	
Member's equity	$ 77,555
Deductions and/or charges	
Nonallowable assets	
Other deductions	5,000
Net capital before haircuts on securities positions	72,555
Haircuts on securities positions	29
Net capital	$ 72,526
Aggregated indebtedness	$ 0
Aggregate indebtedness to net capital ratio	0 to 1
Computation of basic net capital requirement	
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $5,000)	5,000
Net capital in excess of requirement	$ 67,526

Note

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2014.

mcguigan tombs & company PC
certified public accountants

2399 Highway 34 • Bldg D
Manasquan, New Jersey 08736
732-292-1800 • Fax 732-292-9336
www.mcguiganco.com

February 23, 2015

The Board of Directors
KR Securities, LLC
600 Pretty Brook Road
Princeton, New Jersey 08540

Gentlemen:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014 , which were agreed to by KR Securities, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating KR Securities, LLC's compliance with the applicable instructions of Form SIPC-7. KR Securities, LLC's management is responsible for KR Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014 , as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

McGuigan Tombs & Co. PC

McGuigan Tombs & Company, P.C.
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
KR Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, which KR Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which KR Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(ii) and KR Securities, LLC stated that KR Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. KR Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about KR Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

McGuigan Tombs & Co. PC

McGuigan Tombs & Company, P.C.
Certified Public Accountants

February 23, 2015
Manasquan, New Jersey

KR Securities, LLC

Exemption Report

December 31, 2014

KR Securities, LLC claims an exemption from Rule 240.15a5c3-3 based on provision (k) (2) (iii) of the Rule. All of KR Securities, LLC customer transactions are cleared through another broker-dealer on a fully disclosed basis.

KR Securities, LLC met the terms of the identified exemption throughout its most recent fiscal year (December 31, 2014) without exception.

I, Richard A Ruderman swear (or affirm) that the aforementioned statements are true.

Richard A. Ruderman

Richard A. Ruderman
President and Chief Operating Officer
KR Securities, LLC